MOORGATE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moorgate Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockerfeller Plaza, 24th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Alexander 212 554 3898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Alexander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moorgate Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

ROHINI N BEDASIE
Comm. Exp. July 19, 2018
NOTARY PUBLIC
Comm. No. 01BE6224922
QUEENS COUNTY, STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORGATE SECURITIES, LLC

DECEMBER 31, 2017

TABLE OF CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Moorgate Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moorgate Securities, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Very Truly Yours,

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey
February 26, 2018

MOORGATE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	163,660
Transaction fees receivable		175,000
Prepaid expenses		6,250
Total assets	$	344,910

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to Parent	$	29,406
Accrued expenses		2,509
Total liabilities		31,915
Member's equity		312,995
Total liabilities and member's equity	$	344,910

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Moorgate Securities LLC, (the "Company") is a limited liability company organized under the laws of the state of Delaware on April 28, 2009. The Company is wholly-owned by Moorgate Capital Partners LLC (the "Parent"). The Company's operations consist primarily of financial advisory and private capital raises for corporate clients.

On April 10, 2010, the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company recognizes revenue from financial advisory and private capital raises through transaction fees and service fees. Transaction fees revenues are fees arising from offerings in which the Company acts as an underwriter or agent. Service fee revenues are fees for investment banking services provided to third parties. These services include business development, strategic management, location of prospective purchasers and reasonable assistance with the transaction process. Transaction and service fee revenues are recorded in accordance with GAAP under the terms of the engagement agreements. Amounts billed and/or received prior to satisfying the revenue recognition criteria are recorded as deferred revenues and grouped within liabilities on the accompanying statement of financial condition.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. From time to time, the balance in this account may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash balances.

For the year ended December 31, 2017, four customers accounted for 100% of the Company's fee revenues and two customers accounted for 100% of the transaction fees receivable at December 31, 2017.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2017. At December 31, 2017, the Parent has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Parent is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

New accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm adopted this ASU in January 2018 using a modified retrospective approach. Adoption did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

3. RELATED PARTY TRANSATIONS

Pursuant to the management and expense sharing agreement, the Parent will pay directly certain operating expenses, which are incurred "in common" by the Company. The Parent will provide to the Company all equipment, furniture, utilities, facilities and administrative support necessary or appropriate to carry on the Company's activities. The Parent agreed that it will apportion to and collect from the Company on a monthly basis 25% of the "common" expenses incurred. The Company has a balance of $29,406 due to the Parent and it is expected that this remaining balance will be paid in 2018.

The Company earns revenue from an entity under common control and at December 31, 2017, the Company had a balance due of $125,000 from the related entity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $131,745, which exceeded the required minimum net capital of $5,000 by $126,745. Aggregate indebtedness at December 31, 2017 totaled $31,915. The Company's percentage of aggregate indebtedness to net capital was 24%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 and through February 26, 2018 and determined that there are no material events that would require disclosures in the Company's financial statements.